UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Vuzix Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92921W300

(CUSIP number)

With a copy to:
Susie Giordano	Gregory T. Davidson
Corporate Vice President and Corporate Secretary	Gibson, Dunn & Crutcher LLP
Intel Corporation	1881 Page Mill Road
2200 Mission College Boulevard	Palo Alto, California 94303-1125
Santa Clara, California 95054-1549	(650) 849-5300
(408) 765-8080

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92921W300	Page 2 of 5

1	Names of Reporting Persons Intel Corporation 94-1672743
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 4,962,600(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,962,600(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,962,600(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.4%(2)
14	Type of Reporting Person (See Instructions) CO

(1)	See Item 5 of the Schedule 13D. The Reporting Person beneficially owns 49,626 shares of the Series A Preferred Stock (as defined in the Schedule 13D), each share of which is convertible, at the option of the Reporting Person, into 100 shares of Common Stock (as defined in the Schedule 13D).
(2)	The above calculation is based on 27,288,704 shares of Common Stock outstanding as of January 26, 2018 (as reported in the Issuer’s Prospectus Supplement filed on January 26, 2018 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended) and assumes conversion of all of the Series A Preferred Stock beneficially owned by the Reporting Person.

This Amendment No. 4 (this “Amendment”) to the Statement on Schedule 13D (the “Schedule 13D”) filed by Intel Corporation, a Delaware corporation (the “Reporting Person” or “Intel”), on January 12, 2015, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Person on November 17, 2016, Amendment No. 2 to the Schedule 13D filed by the Reporting Person on December 9, 2016, and Amendment No. 3 to the Schedule 13D filed by the Reporting Person on August 18, 2017, relates to the common stock, par value $0.001 per share (the “Common Stock”), of Vuzix Corporation, a Delaware corporation (the “Issuer” or “Vuzix”), and amends and supplements such Schedule 13D, as so amended. This Amendment is being filed by the Reporting Person to reflect a decrease in its beneficial ownership percentage solely as a result of the issuance by the Issuer of additional shares of Common Stock, including shares issued in its recent public offering, as described below, and not as a result of any decrease in the number of shares of Common Stock beneficially owned by the Reporting Person. Except as specifically set forth herein, the Schedule 13D, as so amended, remains unmodified.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) Intel does not directly own any shares of Common Stock of the Issuer. As of the date hereof, and as a result of Intel’s ownership of 49,626 shares of Series A Preferred Stock, Intel is deemed to beneficially own, by reason of the provisions of Rule 13d-3 under the Act, 4,962,600 shares of Common Stock. Intel has sole voting and dispositive power over such shares of Common Stock.

Assuming conversion of all of the Series A Preferred Stock beneficially owned by Intel, Intel would hold 15.4% of the total outstanding shares of Common Stock based on 27,288,704 shares of Common Stock outstanding as of January 26, 2018 (as reported in the Issuer’s Prospectus Supplement filed on January 26, 2018 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended). On January 26, 2018, the Issuer filed a Form 8-K announcing the closing, as of January 26, 2018, of its public offering of 3,000,000 shares of Common Stock and warrants to purchase up to 1,200,000 shares of Common Stock, as described in such Prospectus Supplement.

Each share of Series A Preferred Stock is convertible, at the option of Intel, into 100 shares of Common Stock, subject to adjustment in the event of stock splits, dividends or other combinations. See Item 4 of the Schedule 13D for a description of the Series A Preferred Stock.

(b)

	No. of Shares Beneficially Owned	% of Shares Beneficially Owned	Shares Subject to Sole Voting Power	Shares Subject to Shared Voting Power	Shares Subject to Sole Dispositive Power	Shares Subject to Shared Dispositive Power
Intel Corporation	4,962,600	15.4%	4,962,600	0	4,962,600	0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 2, 2018	INTEL CORPORATION

	By:	/s/ Susie Giordano
Susie Giordano
Corporate Vice President and Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Susie Giordano and Steven R. Rodgers, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934 (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

The undersigned has caused this Power of Attorney to be executed as of August 7, 2017.

INTEL CORPORATION

By:	/s/ Robert H. Swan
Robert H. Swan
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Series A Preferred Stock Purchase Agreement dated January 2, 2015 (previously filed with the Issuer’s Current Report on Form 8-K, filed January 2, 2015 and incorporated herein by reference).

99.2	Investor’s Rights Agreement (previously filed with the Issuer’s Current Report on Form 8-K, filed January 2, 2015 and incorporated herein by reference).

99.3	Series A Preferred Stock Certificate of Designation (previously filed with the Issuer’s Current Report on Form 8-K, filed January 2, 2015 and incorporated herein by reference).